Toronto, Ontario, September 7, 2007 - Kinross Gold Corporation announced today the establishment of the Kinross Professorship in Mining and Sustainability in partnership with the Department of Mining Engineering at Queen’s University in Kingston, Ontario.

The proposed new program of teaching and research at Queen’s University will focus on two high-priority needs of the global mining industry.

First, it will help to address a serious shortfall in graduate mining engineers caused by unprecedented activity in the global mining industry and demand for skilled people. Second, it will facilitate development of innovative approaches to mining that ensure competitive positioning while maintaining compatibility with the evolving values and expectations of society - particularly those related to the environment and sustainability.

“The mining industry needs more engineering graduates with the skills to meet the challenge of responsible mining,” said Tye Burt, President and CEO of Kinross. “That includes the ability to understand the expectations and aspirations of communities where we work, and to find ‘win-win’ approaches that support business objectives while also making a positive net contribution to the long-term economic and social well-being of the community.”

“We’re confident the teaching and research program of the Kinross Professorship in Mining and Sustainability will attract more top engineering students to the global opportunities of mining,” he said. “We also believe it will help to build Canada’s position as a leader in mining sustainability.”

Queen’s Principal, Dr. Karen Hitchcock, welcomed the contribution. “Our vision is one that emphasizes the need to strengthen our teaching and research capacity in ways that best contribute to society globally, particularly with respect to environmental, economic and social sustainability,” she said. “A partnership such as this one with Kinross is a tremendous help to us in ensuring our success at doing so.”

Queen’s Dean of Applied Science, Dr. Kimberly Woodhouse further pointed out, “The evolution of the Canadian mining industry over the last several decades and the global context in which it operates is dramatic. Furthermore, the mining industry is facing a major shortage in skilled personnel. This contribution makes it possible for Queen’s to maintain and enhance its leadership position in responding to that change.”

Kinross has committed $500,000 over the next five years to establish the professorship, which will receive additional funding from the Faculty of Applied Science at Queen’s University. The Professorship is a key step in Queen’s Applied Science’s strategy for addressing the needs and issues of the minerals sector through holistic approaches to undergraduate teaching, graduate study, and research.

Dr. R. Anthony Hodge has been appointed to the Kinross Professorship in Mining and Sustainability. Dr. Hodge is one of Canada’s leading authorities on Sustainable Development in mining, and has accumulated an impressive list of credentials as a professional engineer and consultant to industry, an advisor to government, and an academic during the course of his distinguished career.

Dr. Laeeque Daneshmend, Acting Head of the Queen’s Department of Mining Engineering spoke highly of Dr. Hodge. “He brings to us the unparalleled breadth and depth of experience at just the right time. In particular, he has a strong knowledge of the nature and needs of the mining industry while being sensitive to the values of broader society. We are very much looking forward to him joining our team.”

Kinross Gold Corporation, a Canadian-based gold mining company, is the third largest gold producer by reserves in North America, with mines and development projects in the United States, Brazil, Chile, Russia, and Canada.

Steve Mitchell
Director Corporate Communications
Kinross Gold Corporation
(416) 365-2726